Filed Pursuant to Rule 433
Issuer Free Writing Prospectus supplementing the
Preliminary Prospectus Supplement
Dated June 8, 2016 and the
Prospectus Dated June 6, 2016
Registration Statement No. 333-211850
Pricing Term Sheet

$600,000,000 3.250% Senior Notes due 2026

PRICING TERM SHEET

June 8, 2016

Issuer:	Under Armour, Inc.

Title of Securities:	3.250% Senior Notes due 2026

Expected Ratings:*	Moody’s: Baa2 (stable) / S&P: BBB- (stable)

Principal Amount:	$600,000,000

Net Proceeds to Issuer (before expenses):	$593,562,000

Trade Date:	June 8, 2016

Settlement Date (T+3):	June 13, 2016

Interest Payment Dates:	Semi-annually on June 15 and December 15 of each year, commencing on December 15, 2016

Maturity Date:	June 15, 2026

Public Offering Price:	99.577%

Coupon:	3.250%

Benchmark Treasury:	1.625% due May 15, 2026

Benchmark Treasury Price / Yield:	99-10 / 1.700%

Spread to Benchmark Treasury:	+ 160 bps

Yield to Maturity:	3.300%

Optional Redemption:

Make-Whole Call:	Prior to March 15, 2026 (the date that is three months prior to the maturity date), T + 25 bps

Par Call:	On or after March 15, 2026 (the date that is three months prior to the maturity date)

CUSIP / ISIN:	904311 AA5 / US904311AA54

Denominations / Multiple:	Minimum of $2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC HSBC Securities (USA) Inc. PNC Capital Markets LLC

Senior Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC SunTrust Robinson Humphrey, Inc.

Co-Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. Regions Securities LLC SMBC Nikko Securities America, Inc.

* Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533 (collect), Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 (toll-free) or Wells Fargo Securities, LLC at 1-800-645-3751 (toll-free).

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